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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                               (Amendment No. 12)

                    Under the Securities Exchange Act of 1934

                            THE VONS COMPANIES, INC.

                               ------------------
                                (Name of issuer)

                     Common Stock, Par Value $.10 Per Share

                           ---------------------------
                         (Title of class of securities)

                                   928869-10-6
                                   -----------
                                 (CUSIP number)

                              Michael C. Ross, Esq.
                              Senior Vice President
                                  Safeway Inc.
                            5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (510) 467-3000

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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:
                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600

                                 January 8, 1997

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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

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                           Exhibit Index is on Page 5
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                  Safeway Southern California, Inc., a Delaware corporation
("SSCI"), and Safeway Inc., a Delaware corporation ("Safeway" and together with SSCI, the "Reporting Persons"), hereby amend and supplement as Amendment No. 12 the Statement on Schedule 13D filed on September 16, 1988 and all amendments thereto (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share (the "Shares"), of The Vons Companies, Inc., a Michigan corporation (the "Company"). This Amendment No. 12 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 to the Schedule 13D is amended, in pertinent part, as follows:

                  On January 8, 1997, Safeway and SSI Associates entered into an Amended and Restated Stock Purchase Agreement (the "Purchase Agreement Amendment"), which amended and restated, in its entirety, the provisions of the Purchase Agreement. Pursuant to the terms of the Purchase Agreement Amendment, Safeway agreed to purchase (the "Amended Repurchase") an aggregate of 32,000,000 shares of Safeway Common Stock (or warrants to purchase Safeway Common Stock) from SSI Associates, or other partnerships affiliated with KKR, at a price equal to $43.00 per share. Pursuant to the terms of the Purchase Agreement Amendment, the Amended Repurchase will be consummated immediately following the consummation of the Merger. A copy of the Purchase Agreement Amendment is filed herewith as Exhibit 2 and incorporated by reference herein. The description of the Purchase Agreement Amendment set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Purchase Agreement.

                  On January 8, 1997, the Company, Safeway and Merger Sub entered into a First Amendment to Agreement and Plan of Merger (the "Merger Agreement Amendment"), to amend the Merger Agreement in connection with the execution and delivery by Safeway and SSI Associates of the Purchase Agreement Amendment. Pursuant to the terms of the Merger Agreement Amendment, the obligation of the Company to effect the Merger is subject to the condition that the Purchase Agreement Amendment be in full force and effect in accordance with its terms and that no circumstance exists that would prevent the Amended Repurchase from being consummated immediately following the Effective Time. A copy of the Merger Agreement Amendment is filed herewith as Exhibit 3 and incorporated by reference herein. The description of the Merger Agreement Amendment set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 5 to the Schedule 13D is amended, in pertinent part, as follows:

                  The option for 3,165 Shares shown on Schedule II (previously filed) as being held by Robert I. MacDonnell, with a grant date of May 8, 1996 and an exercise price of $25.30 per Share, has been cancelled and replaced with an option for 191 Shares, with the same exercise price. The option for 3,165 Shares shown on Schedule II (previously filed) as being held by Peter A. Magowan, with a grant date of May 8, 1996 and an exercise price of $25.30 per Share, has been cancelled and replaced with a new option for 1,163 Shares, with the same exercise price.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

                  Item 6 to the Schedule 13D is amended, in pertinent part, as follows:

                  The information contained in Item 4 which describes the Merger Agreement Amendment is incorporated herein by reference. A copy of the Merger Agreement Amendment is filed herewith as Exhibit 3 and is incorporated herein by reference in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2 Amended and Restated Stock Repurchase Agreement, dated January 8, 1997, by and between Safeway Inc. and SSI Associates, L.P.

Exhibit 3 First Amendment to Agreement and Plan of Merger, dated January 8, 1997, by and among Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies, Inc. (without exhibits).



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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997

                                 SAFEWAY INC.

                                 By: /s/ Michael C. Ross
                                    --------------------
                                 Name:   Michael C. Ross
                                 Title:  Senior Vice President - General Counsel


                                 SAFEWAY SOUTHERN CALIFORNIA, INC.

                                 By: /s/ Michael C. Ross
                                    --------------------
                                 Name:   Michael C. Ross
                                 Title:  Vice President and Secretary




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                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 and is incorporated by reference herein.

Exhibit 2 Amended and Restated Stock Repurchase Agreement, dated January 8, 1997, by and between Safeway Inc. and SSI Associates, L.P.

Exhibit 3 First Amendment to Agreement and Plan of Merger, dated January 8, 1997, by and among Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies, Inc. (without exhibits).




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